Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2016	2015	2014		2013	2012
Earnings Available for Fixed Charges
Income (loss) from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$(5,586)	(7,296)	9,321		14,387	15,356
Distributions received greater than equity losses (undistributed equity earnings)	299	101	77	*	(822)	(596)
Fixed charges, excluding capitalized interest**	1,546	1,192	901		787	1,127

	$(3,741)	(6,003)	10,299		14,352	15,887

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$1,245	920	648		612	749
Capitalized interest	157	294	488		667	615
Interest portion of rental expense	129	70	114		75	67

	$1,531	1,284	1,250		1,354	1,431

Ratio of Earnings to Fixed Charges***	—	—	8.2		10.6	11.1

*	Includes a significant distribution from a Canadian joint venture.
**	Includes amortization of capitalized interest totaling approximately $172 million in 2016, $202 million in 2015, $139 million in 2014, $101 million in 2013, and $311 million in 2012.
***	Earnings for the years ended December 31, 2016 and 2015, were inadequate to cover fixed charges by $5,272 million and $7,287 million, respectively.